Schedule 13G                                                         Page 1 of 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

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                         Grand Toys International, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   3864922010
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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Schedule 13G                                                         Page 2 of 6









CUSIP No.  3864922010
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Ark Foundation, LLC (_________)
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)


              (a) [X]


              (b) [ ]
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         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  Connecticut
--------------------- ----------------------------------------------------------
Number of Shares      5. Sole Voting Power  0
Beneficially Owned    ----------------------------------------------------------
by Each Reporting
Person With           6. Shared Voting Power 0
                      ----------------------------------------------------------

                      7. Sole Dispositive Power 0
                      ----------------------------------------------------------

                      8. Shared Dispositive Power 0
--------------------- ----------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person      0
--------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         11. Percent of Class Represented by Amount in Row (9) 0%
--------------------------------------------------------------------------------
         12. Type of Reporting Person (See Instructions)

         CO







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Schedule 13G                                                         Page 3 of 6










CUSIP No.  3864922010
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Ofer Nissim

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)


              (a) [X]


              (b) [ ]
--------------------------------------------------------------------------------

         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  Israel
--------------------- ----------------------------------------------------------
Number of Shares      5. Sole Voting Power  0
Beneficially Owned    ----------------------------------------------------------
by Each Reporting
Person With           6. Shared Voting Power 0
                      ----------------------------------------------------------

                      7. Sole Dispositive Power 0
                      ----------------------------------------------------------

                      8. Shared Dispositive Power 0
--------------------- ----------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
--------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         11. Percent of Class Represented by Amount in Row (9) 0%
--------------------------------------------------------------------------------
         12. Type of Reporting Person (See Instructions)

         IN







--------------------------------------------------------------------------------

Schedule 13G                                                         Page 4 of 6






         Item 1.

                  (a) Grand Toys International, Inc. ("Grand"), a Nevada corporation.

                  (b) 1710 Route Transcanadienne, Dorval, Quebec, Canada, H9P 1H7. Item 2.

         Item 2.


                  (a)      Ark Foundation, LLC.

                  (b)      65 High Ridge Road, Suite 500, Stamford,  Connecticut
                           06905.

                  (c)      Connecticut limited liability company.

                  (d)      See cover page.

                  (e)      See cover page.

         Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer  registered  under  section 15 of the
                          Act (15 U.S.C. 78o);

                  (b) [ ] Bank as  defined  in  section  3(a)(6)  of the Act (15
                          U.S.C. 78c);

                  (c) [ ]  Insurance  company as defined in section  3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ] Investment  company  registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e) [ ] An  investment   adviser  in  accordance  with  ss.
                          240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An  employee  benefit  plan  or  endowment  fund  in accordance with ss. 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A  parent  holding  company  or  control  person  in accordance with ss. 240.13d- 1(b)(1)(ii)(G);

                  (h) [ ] A savings  associations  as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with ss. 240.13d-I(b)(1)(ii)(J).


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Schedule 13G                                                         Page 5 of 6

         Item 4.  Ownership.

                  (a) See Row 9 on Page 2.

                  (b) See Row 11 on Page 2.

                  (c) See Row 6 and Row 8 on Page 2. Ark Foundation, LLC ("Ark") was the beneficial owner of 93,750 shares of Common Stock and sold all 93,750 shares of Common Stock. As the sole Member of Ark, Ofer Nissim was the beneficial owner of the Ark shares.

         Item 5.  Ownership of Five Percent or Less of a Class.

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ X ].

         Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.

          Item 8. Identification and Classification of Members of the Group.

                  Ark Foundation, LLC; Ofer Nissim, sole Member.
                  Ark is wholly owned by Ofer Nissim and he is the sole Member of Ark. Ofer Nissim is a citizen of Israel and a permanent resident of the United States of America.

         Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

         Item 10. Certifications.

                  Not Applicable.



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Schedule 13G                                                         Page 6 of 6



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June___, 2003
---------------------------------------------
Date

/s/ Ofer Nissim
---------------------------------------------
Signature

Ofer Nissim / sole Member
---------------------------------------------
Name/Title



/s/ Ofer Nissim
---------------------------------------------
Signature

/s/ Ofer Nissim
---------------------------------------------
Name